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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38977

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vontobel Securities Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Gotthardstrasse 44
(No. and Street)

Zurich	Switzerland	8002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hanspeter Schiegg	01141 44 487 86 41	hanspeter.schiegg@vonsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young Ltd.
(Name – if individual, state last, first, and middle name)

Aeschengraben 9	Basel	Switzerland	4002
(Address)	(City)	(State)	(Zip Code)

	500646
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vontobel Securities Ltd., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

Notary Public

Official Certification see reverse side

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Official Certification

Seen for authentication of the reverse side signature, acknowledged in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zurich as person with the right to sign jointly by two for the

Vontobel Securities AG, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

This legalization refers only to the authentication of the signature and not to the contents or validity of the document.

Zürich, 27th December 2023
BK no. 4623/el
Fee CHF 30.00

Notariat Zürich (Altstadt) Kanton Zürich

NOTARIAT ZÜRICH (ALTSTADT)

N. Maurer, Deputy Notary Public

Report of Independent Registered Public Accounting Firm

with financial statements and supplemental information as of December 31, 2023 of

Vontobel Securities Ltd, Zurich

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
www.ey.com/ch

Building a better working world

To the Board of Directors and Shareholder of

Vontobel Securities Ltd, Zurich

Report of the Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the Company) as of December 31, 2023, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission) and II (statement regarding Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young Ltd

Robert Jacob
Certified Public Accountant (United States)
(Auditor in charge)

Daniel Ramseier
Certified Public Accountant (Switzerland)

We have served as the Company's auditor since 2012.

Basle, Switzerland

February 28, 2024

Enclosures

- Financial statements (statement of financial condition and related statements of operations, changes in shareholder's equity and cash flows and related notes)
- Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
- Schedule II: Statement regarding Rule 15c3-3

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2023
Translation into US dollars (Note 1)

Vontobel Securities Ltd

	2023 CHF	2023 USD
ASSETS		
Cash and cash equivalents	7'869'648	9'350'262
Prepaid expenses	14'334	17'031
Accounts receivable	250'450	297'570
Total ASSETS	8'134'432	9'664'863
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	372'878	443'032
Other liabilities	424	504
Deferred tax liabilities	159	189
Total LIABILITIES	373'461	443'725
Shareholder's equity		
Share capital - 2'000 shares of CHF 1'000 each Issued outstanding authorised	2'000'000	2'376'285
Additional paid-in capital	7'000'000	8'316'996
Accumulated loss	(1'239'029)	(1'472'143)
Total SHAREHOLDER'S EQUITY	7'760'971	9'221'138
Total LIABILITIES AND SHAREHOLDER'S EQUITY	8'134'432	9'664'863

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023
Translation into US dollars (Note 1)

Vontobel Securities Ltd

	2023	2023
	CHF	USD
REVENUES		
Commissions	3'078'080	3'657'197
Interest income	33'793	40'151
Trading result, net	3'062	3'638
Other revenue	58'479	69'481
Total REVENUES	3'173'414	3'770'467
EXPENSES		
Employee compensation and benefits	1'080'193	1'283'423
Communications and IT costs	83'513	99'225
Occupancy and equipment costs	47'152	56'023
Interest expenses	20	24
Data processing costs	270'763	321'705
Travel and representation expenses	6'295	7'479
Other expenses	487'752	579'519
Total EXPENSES	1'975'688	2'347'398
Profit before taxation	1'197'726	1'423'069
Income taxes	221'753	263'474
Net profit	975'973	1'159'595
OTHER COMPREHENSIVE INCOME		
Total other comprehensive income	0	0
Comprehensive income	**975'973**	**1'159'595**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
Translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital 2023	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2023	7'384'998	7'000'000	2'000'000	(1'615'002)
Dividend paid	(600'000)			(600'000)
Net profit	975'973			975'973
Ending balance December 31, 2023	7'760'971	7'000'000	2'000'000	(1'239'029)
	USD	USD	USD	USD
Beginning balance January 1, 2023	7'982'056	7'565'932	2'161'695	(1'745'571)
Dividend paid	(712'885)			(712'885)
Impact of exchanges rate movements on opening balances	792'372	751'064	214'590	(173'282)
Net profit	1'159'595			1'159'595
Ending balance December 31, 2023	9'221'138	8'316'996	2'376'285	(1'472'143)

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2023
Translation into US dollars (Note 1)

Vontobel Securities Ltd

	2023	2023
	CHF	USD
Cash flows from operating activities		
Net profit	975'973	1'159'595
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(10'579)	(12'569)
Decrease in accounts receivable	68'937	81'907
Decrease in accrued expenses	(5'379)	(6'391)
Decrease in deferred tax liabilities	(672)	(799)
Increase in other liabilities	264	314
Net cash provided by operating activities	1'028'544	1'222'057
Cash flow from financing activities		
Dividend paid	(600'000)	(712'885)
Cash flow from financing activities	(600'000)	(712'885)
Effect of exchange rate changes on cash		798'392
Net increase in cash and cash equivalents	428'544	509'172
Cash and cash equivalents at beginning of year	7'441'104	8'042'698
Cash and cash equivalents at end of year	7'869'648	9'350'262
Additional cash flow information		
Cash paid during the year for:		
Income taxes	168'000	199'608
Interest payments	20	24

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding or the Parent); both are incorporated in Zurich, Switzerland. The Company operates as a broker / dealer in the United States registered with the SEC and the Financial Industry Regulatory Authority (FINRA) and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. Such services include sales brokerage as well as services for external asset managers.The Company operates a branch in New York. The Company has brokerage and services agreements with Bank Vontobel Ltd., Zurich (the Bank), the Holding and Vontobel Asset Management Inc., New York, whereby the Bank executes transactions and provides related clearing, custodial and administrative services to the Company. Such administrative services include management support and controlling, corporate identity and project tasks. Vontobel Asset Management Inc., New York, provides office space and administration services to the New York branch of the Company. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents.

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss francs. These financial statements are translated to US Dollars, as such financial statements are filed in the US and are based on the exchange rate as at December 31, 2023 of CHF 0.84165 per USD 1.00. This convenience translation should not be construed as representation that the Swiss francs amounts could be converted to US dollars at this rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Commissions are recorded on a trade date basis.

Leases

In accordance with US GAAP (ASC 842 Leases), payments related to existing leasing contracts, which are short-term leases (lease term less than 12 months), are recognized in profit and loss. The total of short-term lease expenses for 2023 is CHF 47'152 (USD 56'023).

Note 2 – Taxation

The Company pays income taxes both in Switzerland and in the US as revenues are generated in both jurisdictions. In addition the Company pays capital taxes on the Company's net equity in Switzerland. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. Capital taxes are recognized within other expenses.

Note 3 – Expiry date of losses carried forward and deferred taxes

	2023	2023
	CHF	USD
Total Swiss operating losses carried forward	**0**	**0**
US losses carried forward		
Loss fiscal year 2007 (expires 2027)	(309'021)	(367'161)
Loss fiscal year 2008 (expires 2028)	(874'587)	(1'039'134)
Loss fiscal year 2009 (expires 2029)	(939'206)	(1'115'910)
Loss fiscal year 2010 (expires 2030)	(1'335'104)	(1'586'294)
Loss fiscal year 2011 (expires 2031)	(1'643'766)	(1'953'028)
Loss fiscal year 2012 (expires 2032)	(1'971'671)	(2'342'626)
Loss fiscal year 2013 (expires 2033)	(1'797'730)	(2'135'959)
Loss fiscal year 2014 (expires 2034)	(753'148)	(894'847)
Loss fiscal year 2015 (expires 2035)	(1'075'474)	(1'277'816)
Loss fiscal year 2016 (expires 2036)	(1'189'842)	(1'413'702)
Loss fiscal year 2017 (expires 2037)	(925'044)	(1'099'084)
Loss fiscal year 2018 (no expiration)	(890'793)	(1'058'389)
Loss fiscal year 2019 (no expiration)	(43'978)	(52'252)
Loss fiscal year 2022 (no expiration)	(170'678)	(202789)
Total US operating losses carried forward	**(13'920'042)**	**(16'538'991)**

	2023 CHF	2023 USD
Gross deferred tax assets Swiss	0	0
Valuation allowance Swiss	(0)	(0)
Net deferred tax assets (Swiss)	**0**	**0**

The Company recognizes deferred tax assets related to tax losses that can be carried forward. In general, Swiss tax losses can be carried forward for seven years. Net deferred tax assets and related valuation allowances is CHF 0 (USD 0) as of December 31, 2023.

Gross deferred tax assets US	3'480'011	4'134'748
Valuation allowance US	(3'480'011)	(4'134'748)
Net deferred tax assets (US)	**0**	**0**

The Company recognizes deferred tax assets related to tax losses that can be carried forward. According to US regulations all losses carried forward before January 1, 2018 can be carried forwarded for twenty years; all net operational losses after this date can be carried forward indefinitely but only 80% of the taxpayer's taxable income can be utilized. After valuation allowances net deferred tax assets of CHF 0 (USD 0) are recognized as of December 31, 2023.

The deferred tax liabilities recognized on the balance sheet are due to temporary differences related to share-based performance plan accruals. The plan is administered by Vontobel Holding Ltd.

Note 4 – Commitments

No material lease commitments to third parties exist at December 31, 2023. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 5).

Note 5 – Related party transactions

The Company has significant related party business transactions resulting in significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2023.

ASSETS	CHF	USD
Cash and cash equivalents	5'015'524	5'959'156
Prepaid expenses	14'334	17'031
Total assets	5'029'858	5'976'187

LIABILITIES	CHF	USD
Accrued expenses	95'045	112'927
Total liabilities	95'045	112'927

Included in the statement of operations are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed for the Company under the terms of various agreements.
The following table sets forth the Company's related party expenses for the year ended December 31, 2023.

	2023	2023
	CHF	USD
Interest expenses	20	24
Data processing costs	270'434	321'314
Occupancy and equipment costs	47'152	56'023
Communications and IT costs	47'550	56'496
Other expenses	253'961	301'742
	619'117	753'599

The Company earned CHF 1'102'273 (USD 1'309'657) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement.

Company cash accounts in the amount of CHF 5'015'524 (USD 5'959'156) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 33'793 (USD 40'151).

Note 6 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of 6.67% of aggregated indebtedness (as defined) or USD 250'000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital (as defined) of USD 2'933'145 of which USD 2'683'145 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 0.15 to 1.

Note 7 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the

above situations. However, the Company's policy is to monitor its market exposure and counterparty risk and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 8 – Cash and cash equivalents

As at December 31, 2023 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 9 – Accounts receivable

The accounts receivable consists of tax accruals of CHF 247'772 (USD 294'388).

Note 10 – Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 189'568 (USD 225'234), and CHF 95'045 (USD 112'927) for administrative and service expenses from affiliates. The remainder includes accruals for audit, consulting and administrative expenses.

Note 11 – Other expenses

Other expenses of CHF 487'752 (USD 579'519) include administrative and service expenses from affiliates and other business expenses.

Note 12 – Employee Benefits and post-employment benefits

For employees in Switzerland the Company participates in the pension plan of the sister company (Bank Vontobel Ltd.). The Company accounts for its participation in this single employer plan as a multiemployer plan. In 2023, the Company made the following contributions to the plan:

	2023	2023
	CHF	USD
Contribution	29'545	35'104

Additionally, the Company participates in a defined contribution pension plan for its employees located outside of Switzerland. Contributions are paid by the employer. During the year 2023 the Company made the following contributions to this plan:

	2023	2023
	CHF	USD
Contribution	48'340	57'435

The Company's expense related to the pension plan is included in employee compensation and benefits expense in the accompanying statement of operations.

Note 13 - Subsequent events

No events have occurred since the balance sheet date that affect the relevance of the information provided in the year 2023 financial statements and would therefore need to be disclosed.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

Net Capital	USD
Shareholder's equity	9'221'138
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	(5'757'847)
Prepaid expenses	(17'031)
Accounts receivable	(297'570)
Net capital before haircuts	3'148'690
Less: haircuts on foreign currency assets	(215'545)
Net capital	2'933'145
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	443'032
Other liabilities	504
Total aggregate indebtedness	443'536
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	2'683'145
Net capital ratio	0.15 to 1

The Company has classified USD 5'757'847 of its cash balance at the affiliated Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2023.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2023

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (i) and Section (k) (2) (ii) of that rule.

Vontobel Securities AG

Brian Fischer ....
Chairman of the Board of Directors

Beat Dünki ....
Chief Executive Officer

Hanspeter Schiegg ....
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

as per December 31, 2023

Vontobel Securities Ltd, Zurich

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH - 4002 Basle

Phone +41 58 286 86 86
www ey com/ch

To the Board of Directors and Management of

Vontobel Securities Ltd, Zurich

Basle, February 28, 2024

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Vontobel Securities Ltd (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Robert Jacob
Certified Public Accountant (United States)
(Auditor in charge)

Daniel Ramseier
Certified Public Accountant (Switzerland)

Vontobel

Vontobel Securities AG
Gotthardstrasse 43
CH-8022 Zurich
T +41 58 283 71 11
F +41 58 283 76 49
vontobel.com

Contact person

Hanspeter Schiegg
T +41 44 487 86 41
hanspeter.schiegg@vonsec.com

SUBJECT
Vontobel Securities Ltd. - Exemption Report

DATE CREATED
January 5th, 2024

FROM
Beat Dünki, CEO
Hanspeter Schiegg, CFO

TO
Ernst & Young Ltd.

Vontobel Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Vontobel Securities Ltd. states the following:

1. Vontobel Securities Ltd. claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k):

   (2) (i) "Special Account for the exclusive benefit of customers" maintained – for the months from January 2023 to December 2023;

   (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis – for the months from January 2023 to December 2023

2. Vontobel Securities Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

We affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Zurich, January 5th, 2024

Beat Dünki
Chief Executive Officer

Hanspeter Schiegg
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

as per December 31, 2023

Vontobel Securities Ltd, Zurich

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone +41 58 286 86 86
www.ey.com/ch

To the Board of Directors and Management of

Vontobel Securities Ltd, Zurich

Basle, February 28, 2024

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Vontobel Securities Ltd (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable Instructions on Form SIPC-7.

Management of the Company has agreed and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company`s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2023.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC 7 that are less than $1, due to the SIPC online portal rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young Ltd

Robert Jacob
Certified Public Accountant (United States)

Daniel Ramseier
Certified Public Accountant (Switzerland)

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
VONTOBEL SECURITIES LTD	8-38977

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 3,770,467.00
2	Additions:			
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
b	Net loss from principal transactions in securities in trading accounts.			
c	Net loss from principal transactions in commodities in trading accounts.			
d	Interest and dividend expense deducted in determining item 1.			
e	Net loss from management of or participation in the underwriting or distribution of securities.			
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
g	Net loss from securities in investment accounts.			
h	Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3	Add lines 1 and 2h			$ 3,770,467.00
4	Deductions:			
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.			
b	Revenues from commodity transactions.			
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
d	Reimbursements for postage in connection with proxy solicitations.			
e	Net gain from securities in investment accounts.			
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
h	Other revenue not related either directly or indirectly to the securities business.			

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,770,467.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 5,655.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 2,520.78	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 2,520.78		
d	Add lines 11a through 11c		$ 2,520.78	
12	**LESSER** of line 10 or 11d.			$ 2,520.78
13 a	Amount from line 8		$ 5,655.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 2,520.78	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,134.22
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,134.22
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-38977	DEA: FINRA	2023	Dec

MEMBER NAME VONTOBEL SECURITIES LTD
MAILING ADDRESS 1540 BROADWAY
40TH FLOOR
NEW YORK, NY 10036

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

VONTOBEL SECURITIES LTD
(Name of SIPC Member)

Hanspeter Schiegg
(Authorized Signatory)

2/14/2024
(Date)

hanspeter.schiegg@vonsec.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.